UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                   Aksys, Ltd.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    010196103
                                 (CUSIP Number)

                      Durus Life Sciences Master Fund Ltd.
                 c/o International Fund Services (Ireland) Ltd.
                            3rd Floor, Bishops Square
                                  Redmonds Hill
                                Dublin 2, Ireland
                             Attention: Susan Byrne
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 28, 2006
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 010196103               13D/A                       Page 2 of 4 Pages


-------------------------------------------------------------------------------
   (1)    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS.
          OF ABOVE PERSONS (ENTITIES ONLY)
          Durus Life Sciences Master Fund Ltd.
-------------------------------------------------------------------------------
   (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                        (a)[ ]
                                                                        (b)[x]
-------------------------------------------------------------------------------
   (3)    SEC USE ONLY
-------------------------------------------------------------------------------
   (4)    SOURCE OF FUNDS **
                WC, OO
-------------------------------------------------------------------------------
   (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [  ]
-------------------------------------------------------------------------------
   (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF        (7)  SOLE VOTING POWER
                          61,658,728
SHARES
               ----------------------------------------------------------------

BENEFICIALLY     (8)  SHARED VOTING POWER
                             -0-
OWNED BY       ----------------------------------------------------------------

EACH             (9)  SOLE DISPOSITIVE POWER
                          61,658,728
REPORTING      ----------------------------------------------------------------

PERSON WITH     (10)  SHARED DISPOSITIVE POWER
                             -0-
-------------------------------------------------------------------------------
                (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                      EACH REPORTING PERSON
                         61,658,728
-------------------------------------------------------------------------------
         (12)  CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (11) EXCLUDES CERTAIN SHARES **                   [  ]
-------------------------------------------------------------------------------
         (13)  PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (11)
                              84.8%
-------------------------------------------------------------------------------
         (14)  TYPE OF REPORTING PERSON **
                            OO
-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 010196103               13D/A                       Page 3 of 4 Pages


The Schedule 13D filed on October 30, 2003, as amended by Amendment No. 1 thereto filed on February 26, 2004, Amendment No. 2 thereto filed on November 19, 2004, Amendment No. 3 thereto filed on March 13, 2006, Amendment No. 4 thereto filed on April 5, 2006 and Amendment No. 5 thereto filed on June 28, 2006 (the "Schedule 13D"), by Durus Life Sciences Master Fund Ltd., a Cayman Islands Exempted Company (the "Reporting Person"), relating to the common stock, par value $.01 per share (the "Shares"), of Aksys, Ltd. (the "Issuer"), is hereby amended and supplemented as set forth below by this Amendment No. 6 to the Schedule 13D.

Item 4.  Purpose of Transaction.

Not applicable.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of December 29, 2006, the Reporting Person beneficially owned 61,658,728 Shares, which includes (i) 21,216,664 Shares, (ii) 160,610 Shares received by the Reporting Person in connection with the Issuer's termination of its Rights Agreement, (iii) 12,906,000 Shares issuable upon conversion and exercise, respectively, of the shares of Series B Preferred Stock and warrants acquired by the Reporting Person on June 23, 2006 pursuant to the Securities Purchase Agreement dated March 31, 2006 between the Issuer and the Reporting Person (the "Securities Purchase Agreement"), (iii) 27,094,000 Shares issuable upon conversion and exercise, respectively, of the additional shares of Series B Preferred Stock and warrants that the Reporting Person has the option to purchase under the terms of the Securities Purchase Agreement, assuming an additional investment of $13,547,000, and (iv) 281,454 Shares issuable upon the exercise of other immediately exercisable warrants held by the Reporting Person. These Shares represent approximately 84.8% of the Issuer's outstanding Shares. The percentage of Shares reported herein is based upon the aggregate of (x) 32,446,084 Shares reported on the Issuer's Form 10-Q filed on November 13, 2006 to be outstanding as of November 1, 2006, which is the most recently available filing with the SEC containing information about the number of outstanding Shares of the Issuer, (y) 243,558 Shares issued in connection with the Issuer's termination of the Rights Agreement and (z) 40,281,454 Shares issuable upon exercise of the Series B Preferred Stock, the warrants and other warrants held by the Reporting Person.

         (b) The Reporting Person has sole voting and sole dispositive power over the 61,658,728 Shares reported herein.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 28, 2006, Leslie L. Lake and Gretchen C. Piller resigned from the Issuer's board of directors. Previously, on August 9, 2006, Shodhan Trivedi resigned from the board.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 010196103               13D/A                       Page 4 of 4 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  December 29, 2006


Durus Life Sciences Master Fund Ltd.


By:  /s/Leslie L. Lake
-----------------------------------
Name:  Leslie L. Lake
Title: Director